[redacted]

11015270

pw

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED JAN 03 2011

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CV Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Conshohocken State Road, Suite 200
(No. and Street)

West Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Smith 610-862-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Willis & Jurasek, P.C.
(Name – *if individual, state last, first, middle name*)

2545 Spring Arbor Road, Suite 200	Jackson	MI	49203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CV Brokerage, Inc., as of October 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brenda Smith
Signature

President
Title

Lisa Dimter
Notary Public

NOTARIAL SEAL
LISA DIMTER
Notary Public
W.CONSHOHOCKEN BORO, MONTGOMERY CNTY
My Commission Expires Mar 14, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CV Brokerage, Inc.
300 Conshohocken State Road
Suite 200
West Conshohocken, PA 19428

We have audited the answers to the FOCUS Report - Part IIA of CV Brokerage, Inc. as of October 31, 2010. Our audit was made in accordance with auditing standards generally accepted in the United States of America and with the auditing requirements prescribed by the Securities and Exchange Commission; accordingly, it included a review of the accounting system and control structure (including the procedures for safeguarding securities), and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying FOCUS Report - Part IIA of CV Brokerage, Inc. at October 31, 2010, presents fairly the information required in the form prescribed by the Securities and Exchange Commission in conformity with accounting principles generally accepted in the United States of America.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

December 23, 2010

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Suite 200
Jackson, MI 49203-3690

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-Mail: willis@willispc.com
Web site: www.willispc.com

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [X] 26

NAME OF BROKER-DEALER: CV Brokerage, Inc. [13]

SEC FILE NO.: 8-12429 [14]

FIRM I.D. NO.: 462 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

300 Conshohocken State Road, Suite 200 [20]
(No. and Street)

West Conshohocken [21] PA [22] 19428 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 11/01/09 [24]

AND ENDING (MM/DD/YY): 10/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Brenda Smith [30]

(Area Code) — Telephone No.: 610-862-0880 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 30th day of December 20 10

Manual signatures of:

1) Brenda Smith
Principal Executive Officer or Managing Partner

2) Brenda Smith
Principal Financial Officer or Partner

3) Brenda Smith
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Willis & Jurasek, P.C. [70]

ADDRESS

Number and Street	City	State	Zip Code
2545 Spring Arbor Road Suite 200 [71]	Jackson [72]	MI [73]	49203 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 10/31/10 [99]
SEC FILE NO. 8-12429 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 159,765 [200]		$ 159,765 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	21,358 [300]	$ [550]	21,358 [810]
3. Receivable from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	1,374 [535]	[735]	1,374 [930]
12. TOTAL ASSETS	$ 182,497 [540]	$ [740]	$ 182,497 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc. as of 10/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▼10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	10,645 [1205]	[1385]	10,645 [1685]
18. Notes and mortgages payable:			
A. Unsecured	61,000 [1210]		61,000 [1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 71,645 [1230]	$ [1450]	$ 71,645 [1760]

Ownership Equity		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		32,949 [1792]
C. Additional paid-in capital		55,051 [1793]
D. Retained earnings		22,852 [1794]
E. Total		110,852 [1795]
F. Less capital stock in treasury		▼16 ([1796])
24. TOTAL OWNERSHIP EQUITY		$ 110,852 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 182,497 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc. as of 10/31/10

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 110,852	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			110,852	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 110,852	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
[30]	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 110,852	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc. as of 10/31/10

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	4,778	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	60,852	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	103,687	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	71,645	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	71,645	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	65	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc.

For the period (MMDDYY) from 24 11/1/09 [3932] to 10/31/10 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 83,016	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(1,635)	3952
4. Profit (loss) from underwriting and selling groups		26	3955
5. Revenue from sale of investment company shares		95,762	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		213,711	3995
9. Total revenue		$ 390,854	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		151,976	4120
11. Other employee compensation and benefits		34,145	4115
12. Commissions paid to other broker-dealers		91,963	4140
13. Interest expense		1,928	4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		8,746	4195
15. Other expenses		96,826	4100
16. Total expenses		$ 385,584	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 5,270	4210
18. Provision for Federal income taxes (for parent only)		28 (885)	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 6,155	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc.

For the period (MMDDYY) from 11/1/09 to 10/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 378,685	4240
A. Net income (loss)		6,155	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])	88,000	4260
C. Deductions (Includes non-conforming capital of	$ [4272])	361,988	4270
2. Balance, end of period (From item 1800)		$ 110,852	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CV Brokerage, Inc. as of 10/31/10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Credit Suisse [4335] X [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

CV Brokerage, Inc.

Financial Statements
and Independent Auditors' Report

Period Ended October 31, 2010

Contents

Independent Auditors' Report

Board of Directors
CV Brokerage, Inc.
Conshohocken, PA

We have audited the accompanying statement of financial condition of CV Brokerage, Inc. (formerly James C. Butterfield, Inc.) as of October 31, 2010, and the related statements of income, retained earnings and cash flows for the ten months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of CV Brokerage, Inc. as of October 31, 2010, and the results of its operations and its cash flows for the ten months then ended in conformity with accounting principles generally accepted in the United States of America.

We have compiled the accompanying statement of financial condition of James C. Butterfield, Inc. as of December 31, 2009, and the related statements of income, retained earnings and cash flows for the year then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements as of December 31, 2009 and, accordingly, do not express an opinion or any other form of assurance on them.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

December 23, 2010

Willis & Jurasek, P.C.
2545 Spring Arbor Road
Suite 200
Jackson, MI 49203-3690

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-Mail: willis@willispc.com
Web site: www.willispc.com

CV Brokerag , Inc.

Statements of Financial Condition
October 31, 2010 and December 31, 2009

	2010	2009
Assets		
Current Assets:		
Cash	$ 159,765	$ 14,589
Commissions receivable	21,358	35,403
Securities owned - at market value	-	188,271
Prepaid expenses	1,374	-
Total current assets	182,497	238,263
Property and Equipment:		
Equipment	-	19,826
Leasehold improvements	-	170,115
Auto	-	11,000
	-	200,941
Less: accumulated depreciation	-	(42,066)
Total property and equipment	-	158,875
	$ 182,497	$ 397,138
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ -	$ 16,000
Due to former shareholders	61,000	-
Accounts payable	10,645	9,539
Accrued income tax	-	225
Total current liabilities	71,645	25,764
Long-Term Debt:		
Note payable - bank	-	53,893
Less: current portion	-	(16,000)
Total long-term debt	-	37,893
Stockholders' Equity:		
Common stock-$1 par value; authorized 50,000 shares; issued and outstanding 32,949 shares	32,949	32,949
Capital in excess of par value	55,051	21,104
Retained earnings	22,852	279,428
Total stockholders' equity	110,852	333,481
	$ 182,497	$ 397,138

See Accountants' Report and Accompanying Notes to Financial Statements.

CV Brok rage, Inc.
Statements of Income
Ten Months Ended October 31, 2010 and Year Ended December 31, 2009

		2010	%		2009	%
Income:						
Commissions - agency	$	72,294	22.9	$	11,340	2.1
Commissions - mutual funds		75,470	23.9		69,222	13.1
Insurance products		25,754	8.2		100,492	19.0
Management fees		141,581	44.9		346,222	65.5
Other income		111	-		1,319	0.2
Total income		315,210	100.0		528,595	100.0
Expenses:						
Salaries and wages		102,533	32.5		318,308	60.2
Payroll taxes		8,091	2.6		24,179	4.6
Group insurance and medical		4,655	1.5		18,968	3.6
Retirement		2,956	0.9		9,871	1.9
Commissions		91,963	29.2		-	-
Compliance		5,126	1.6		-	-
Trading operations		1,129	0.4		-	-
Auto expenses		2,075	0.7		10,164	1.9
Bank service charges		131	-		-	-
Promotion and entertainment		10,866	3.4		46,013	8.7
Dues and subscriptions		755	0.2		5,891	1.1
Telephone		4,361	1.4		8,784	1.7
Office expense		9,499	3.0		18,679	3.5
Postage		1,147	0.4		2,794	0.5
Legal and accounting		12,784	4.1		13,080	2.5
Insurance		1,066	0.3		5,498	1.0
Computer expense		9,670	3.1		262	-
Training and seminars		-	-		1,743	0.3
Utilities		2,606	0.8		3,336	0.6
Rent		17,235	5.5		13,000	2.5
Depreciation		-	-		6,425	1.2
Corporate taxes		24	-		1,200	0.2
Total expenses		288,672	91.6		508,195	96.1
Income from Operations		26,538	8.4		20,400	3.9
Other Income (Expense):						
Investment income		2	-		70	-
Interest expense		(1,157)	(0.4)		(4,302)	(0.8)
Unrealized gain/(loss)		(1,635)	(0.5)		18,279	3.5
Total other income (expense)		(2,790)	(0.9)		14,047	2.7
Income (Loss) Before Provision for Income Taxes		23,748	7.5		34,447	6.5
Provision for Income Taxes		390	0.1		1,725	0.3
Net Income (Loss)	$	23,358	7.4	$	32,722	6.2

See Accountants' Report and Accompanying Notes to Financial Statements.

CV Brokerag , Inc.

Statements of Retained Earnings

Ten Months Ended October 31, 2010 and Year Ended December 31, 2009

	2010	2009
Balance - Beginning of Period	$ 279,429	$ 274,707
Less: Distributions	(279,935)	(28,000)
Net Income (Loss) for the Period	23,358	32,722
Balance - End of Period	$ 22,852	$ 279,429

See Accountants' Report and Accompanying Notes to Financial Statements.

CV Brokerag , Inc.

Statements of Cash Flows

Ten Months Ended October 31, 2010 and Year Ended December 31, 2009

	2010	2009
Cash Flows From Operating Activities:		
Net income	$ 23,358	$ 32,722
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	-	6,425
Unrealized (gain) loss on investments, net	1,635	(18,279)
Changes in current assets and liabilities:		
(Increase) decrease in commissions receivable	14,045	11,740
(Increase) decrease in prepaid expenses	(1,374)	4,300
Increase (decrease) in accrued expenses	881	(2,718)
Net cash provided (used) by operating activities	38,545	34,190
Cash Flows From Investing Activities:		
Payments on long-term debt	(5,228)	(16,448)
Proceeds from sale of marketable securities	186,636	-
Cash payments for the purchase of property	-	(2,363)
Net cash provided (used) by investing activities	181,408	(18,811)
Cash Flows From Financing Activities:		
Capital contributions	88,000	-
Distributions to shareholders	(162,777)	(28,000)
Net cash provided (used) by financing activities	(74,777)	(28,000)
Net Increase (Decrease) in Cash and Cash Equivalents	145,176	(12,621)
Cash and Cash Equivalents at Beginning of Period	14,589	27,210
Cash and Cash Equivalents at End of Period	$ 159,765	$ 14,589
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest expense	$ 1,157	$ 3,577
Income taxes	$ 390	$ 2,000
Non-cash distribution	$ 171,211	$ -

See Accountants' Report and Accompanying Notes to Financial Statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

The Company operates one office and served primarily the Jackson, Michigan area until April 2010 under the name James C. Butterfield, Inc. After that time, the market being served is Conshohocken, Pennsylvania. The primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle to high income individuals.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Securities owned by the Company are stated at market quotation value.

Fair Value

The Company applies generally accepted accounting principles (GAAP) for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements (see Note 2).

Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Commissions Receivable

Receivables arising from commissions earned are accounted for on the accrual basis and become past due after 30 days. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for uncollectible accounts is recorded in the financial statements.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated and straight-line methods for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Equipment	5 - 7
Leasehold improvements	7 – 39
Auto	5 - 7

Maintenance and repairs, including replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

Note 1 - Summary of Significant Accounting Policies (Continued)

Minimum Capital Requirements

Under rules prescribed by the Securities and Exchange Commission, the ratio of the firm's "aggregate indebtedness" to "net capital" (as those terms are defined in the rules) must not exceed 15 to 1. At October 31, 2010, the ratio of aggregate indebtedness to net capital was approximately .65 to 1. The firm's net capital as of October 31, 2010 is $110,852, and exceeds the required net capital of $50,000 by $60,852.

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

Income Taxes

It is the Company's practice to provide currently for federal income tax based upon the results of operations for the current year with income and expense items being reported for tax purposes the same as they are for financial statement purposes.

Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes under generally accepted accounting principles. The Company has determined that these amounts are immaterial and no deferred tax is provided for at this time.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through December 23, 2010, the date the financial statements were available to be issued.

Reclassifications

Reclassifications, if any, have been made to conform prior year information to current year presentation. The reclassifications, if any, had no change on income.

Note 2 – Fair Value

FASB ASC 820-10, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Note 2 – Fair Value (Continued)

The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1 Fair Value Measurements: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Fair Value Measurements: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Fair Value Measurements: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in valuation methodologies from the previous year.

Corporate equities: Valued at the closing price of publicly traded stocks on various markets.

Mutual funds: Valued at the market price as provided by the brokerage.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents assets that are measured at fair value on a recurring basis at December 31, 2009:

	Level 1	**Level 2**	**Level 3**	**Total**
Money market	$ 54,361	$ -	$ -	$ 54,361
Corporate equities	24,775			24,776
Mutual funds	109,135	-	-	109,135
Total assets at fair value	$ 188,271	$ -	$ -	$ 188,271

Note 3 - Rents and Related-Party Transactions

The Company leased its Jackson, Michigan office facility from a related party for approximately $1,000 per month. Beginning in July 2010, the office facility in Conshohocken, Pennsylvania was rented from a related party for approximately $3,300 per month. Rent expense for the period ended October 31, 2010 and the year ended December 31, 2009 was $17,235 and $13,000, respectively.

Note 4 - Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to the short-term maturities of those instruments.

Note 5 - Securities and Exchange Commission Report

Part IIA of the Company's October 31, 2010, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 300 Conshohocken State Road, Suite 200, West Conshohocken, PA 19428 or at the Philadelphia, Pennsylvania office of the Securities and Exchange Commission.

Note 6 - Year-End for Tax and Audit

The Company has a calendar year-end for book and tax purposes and an October 31st year-end for audit purposes.

Note 7 - Retirement Savings Plan

The Company's retirement plan is a defined contribution plan under the Internal Revenue Code Section 401(k). The plan covered substantially all full-time employees through April 1, 2010. Company contributions to the plan were determined annually by the Board of Directors. The Company reserves the right to modify, amend or terminate the plan. Contributions for the period ended October 31, 2010 were $2,956 and for the year ended December 31, 2009 were $9,871.

CV Brokerage, Inc.

Reconciliation of Ownership Equity in Financial Statements
with Focus Report Part IIA
Period Ended October 31, 2010

	Amount
Ownership Equity - Financial Statements	$ 110,852
Ownership Equity - Focus Report Part IIA	$ 110,852

December 23, 2010

CV Brokerage, Inc.
300 Conshohocken State Road
Suite 200
West Conshohocken, PA 19428

To the Shareholder:

In planning and performing our audit of the financial statements of CV Brokerage, Inc., (the Company), as of and for the ten months ended October 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a5(g), for the following areas:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Suite 200
Jackson, MI 49203-3690

Phone Number· (517) 788-8660
Fax Number· (517) 788-9872
E-Mail: willis@willispc.com
Web site. www.willispc.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency to be a significant deficiency in internal control:

- Management of the Company prepares interim internal and annual financial statements. The annual financial statements for the period ended October 31, 2010 required relatively few audit adjustments. Management does understand all information included in the financial statements; however, we assist in preparing the footnotes to the annual financial statements. Management proposes no change in this procedure.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above, These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of CV Brokerage, Inc. as of and for the period ended October 31, 2010, and this report does not affect our report thereon dated December 23, 2010.

- The size of the business necessarily imposes practical limitations on the effectiveness of internal accounting control, procedures for safeguarding securities, and practices and procedures employed quarterly in counting and accounting for securities and in resolving securities differences because all transactions for the purchase and sale of securities are made generally by the owners/officers. Substantially all accounting and cashiering functions are performed by one individual. Security, position record, and the accounting for other securities are performed by this individual. The number of personnel of the Company makes it impossible to have a separation of duties whereby all work of any one individual is independently checked by another individual. The size of the business does permit the owners/officers to have knowledge of all aspects of the business and all accounting records; accordingly, management proposes no change in procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

CV Brok rage, Inc.
Statement of Financial Condition
October 31, 2010

Assets		**Liabilities and Stockholders' Equity**	
Current Assets:		**Current Liabilities:**	
Cash	$ 159,765	Due to former shareholders	$ 61,000
Commissions receivable	21,358	Accounts payable	10,645
Prepaid expenditures	1,374		
Total current assets	182,497	Total current liabilities	71,645
		Stockholders' Equity	110,852
	$ 182,497		$ 182,497

Selected Summary of Significant Accounting Policies

Accounting for Security Transactions

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Securities owned by the Company, if any, are stated at market quotation value.

Minimum Capital Requirements

The Company is required to maintain minimum capital as defined in the "net capital" rules of the Securities and Exchange Commission of $50,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At October 31, 2010, the Company's "net capital" was approximately $110,852 and exceeds the required "net capital" of $50,000. The ratio of aggregate indebtedness to net capital was approximately .65 to 1.

Securities and Exchange Commission Report

Part IIA of the Company's October 31, 2010, Securities and Exchange Commission Report (Form X-17A-5) is available for examination and copying at 300 Conshohocken State Road, Suite 200, West Conshohocken, Pennsylvania, or at the Philadelphia, Pennsylvania office of the Securities and Exchange Commission.

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

Independent Auditors' Report

CV Brokerage, Inc.
Conshohocken, Pennsylvania

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of CV Brokerage, Inc. as of October 31, 2010, and the related statements of income, retained earnings and cash flows for the ten months then ended (not presented herein); and in our report dated December 23, 2010, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed financial statement is fairly stated in all material respects in relationship to the financial statements from which it has been derived.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

December 23, 2010